



MobileSpike

MobileSpike allows law enforcement officers to stop pursuits
from the safety of their vehicle.

Amount Raised ?

$0

Days Left ?   67   Investors   0



🌐 www.mobilespike.com



PITCH TEAM DOCUMENTS QUESTIONS FUNDRAI

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THE PROBLEM



<Intro Video>

1 The Problem
MOBILESPIKE
High-speed pursuits have resulted in over
11,500 fatalities.
Nearly 1/2 of deaths are innocent bystanders.
Officers
138
Suspects
6301
Bystanders
5066
Source : USA Today

There is currently no solution that keeps an officer within the safety of their vehicle during a spike strip deployment. For almost 70 years, they've stopped fleeing vehicles by manually placing tire-puncturing spike strips on the road — often inefficient, always dangerous (for the officer and the public), and always unpredictable.

In 2013 there were 322 deaths from high speed chases according to a USA Today analysis of the Department of Transportation's National Highway Traffic Safety Administration (NHTSA) records. One person dies every day on average from high speed pursuits in the United States.



SERGEANT JEFF SAUERS, COLUMBUS OH POLICE DEPT.

"The officer can deploy the spikes from inside the car. We're always looking at technology to make our jobs safer and easier. This is certainly one of those applications."

THE OPPORTUNITY



2
The Opportunity
MOBILESPIKE

A real spike in police pursuit technology.
Finally.
Now — with the push of a button, law enforcement officers can quickly and effectively end high speed chases from within the safety of their vehicle.

A Spike In Technology
Technology usually moves forward by increments. Step by step. Inch by inch.

But sometimes there's a ***leap****. Sometimes a new technology changes the way we think and approach our work.*

MobileSpike allows law enforcement officers to quickly stop pursuits from the safety of their vehicle by the push of a button. MobileSpike is vehicle-mounted, retractable, in-motion tire-spiking system that is safe and effective at speeds from 15 to 120 miles per hour in a wide range of weather and road conditions. This greatly reduces pursuit time and public risk.

Field-tested by police departments across the country — 100% of which were so impressed they became MobileSpike customers — **this game-changing leap in**

technology is drawing product requests nationwide.

MobileSpike Technologies keeps law enforcement officers — and the general public — safer every single day. That's a true breakthrough — and a striking investment opportunity.


SERGEANT DONOVAN LUCAS, UTAH HIGHWAY PATROL
"I can be driving, pull up alongside the suspect vehicle, press a button, it shoots out, the vehicle runs over it and we stop the pursuit within a few minutes."

THE COMPETITION



3
The Competition
MOBILESPIKE

The manual spike strips in use today were originally patented in 1944.
MobileSpike™ is a modern solution for a modern world. Because today's criminals aren't driving Studebakers.
1944
Manual Spike Strips Used in WWII
(Patented in Europe)
1972
Manual Spike Strips
(Patented in U.S.)
2016
MobileSpike™
Field-Tested / Officer-Approved

There is currently no solution that keeps an officer within the safety of their vehicle during a spike strip deployment.

An Antiquated Method

The original spike strip technology was first patented in the 1940s right alongside velcro and silly putty. It was invented in the Studebaker era, when luxury meant an extended trunk, sealed beam headlights, and enough power to motor at 60mph. V8s wouldn't become standard until the 50s. It's laughable to use such an antiquated stopping method on today's vehicles.

StopTech, Ltd. currently holds about 90% of business worldwide. The Stop Sticks are deployed by hand, putting the officer right in the middle of a pursuit's greatest chaos. Despite the danger during use, these stop sticks have been the best solution on the market, and since 1993 over 250,000 Stop Sticks have been sold worldwide.

Stinger Spike and **Mobile Deployment Systems** both provide equipment to stop everything from small to large vehicles, but require an officer to be standing in the path of an unpredictable driver and vehicle.


PROTECT & SERVE
POLICE
101
OFFICER JENTRY CRAIN, WASILLA AK POLICE DEPT.
"Until now, we've been between a rock and a hard place. This will help alleviate that so that we can do our duty without putting the public in extra danger."

THE PRODUCT


4 The Product
MOBILESPIKE
How it works in 4 simple steps:
1 POSITION VEHICLE
2 PUSH BUTTON
3 POP TIRE
4 PICKUP SUSPECT

MobileSpike is a vehicle-mounted device that effectively stops vehicles from 15-120+mph and is deployed by the push of a button inside the safety of a police car. Our patented technology allows officers to end dangerous high-speed police pursuits quickly and safely using the same driving techniques that they already know.

<Product Demo Video>

Four-Year Field Test

We've conducted a four-year field test of our system from Alaska to Florida in varying temperatures, external environments, and a wide variety of speeds and vehicles. The conclusion? **Officers and precincts all agree we're stopping more criminals, protecting more lives, and drastically changing the way policing is done**.

Officer Approved

100% of the field trial agencies became customers, 90% re-ordered product, and ALL reported an undeniable increase in officer and public safety. (The 10% who did not reorder were smaller precincts that had already outfitted their entire fleet.)



DEP. CHIEF HILTON NAPOLEON, INKSTER MI POLICE DEPT.

"All you have to do is get close, punch a button, it flies right out. It's very important for the safety of the Officers and the safety of the community."

THE MARKET

There are 16,869 city, county, state, and federal law enforcement agencies in the U.S., with approximately 400,000 currently active service vehicles. **MobileSpike only needs to sell 9,000 units (about 3-5% of the market) to hit our minimum ROI. Our business model is designed to deliver a return to our investors by positioning our company to sell to a larger technology company.**

Demand for a better solution is steadily increasing for a number of reasons:

- Current technology and pursuit procedures are extremely dangerous and can lead to serious injury or death at each and every deployment.

- More and more precincts are adopting a "no chase" policy to avoid litigation. As a result, criminals are more apt to flee because there are lessening odds they'll be pursued .

- The number of pursuits has skyrocketed over the past three decades. (There are currently 7,000 pursuits per year in California alone.)

Safety equipment is always a priority for police agencies. Every officer will tell you that their most important job is to go home to their family at the end of each shift. MobileSpike helps them accomplish this by stopping fleeing vehicles in their tracks, allowing officers to put criminals in jail quickly, and then go home safely.



TROOPER JAMES ARNOLD, WASHINGTON STATE PATROL

"It's safe for the Officers, it's safe for the motoring public, it's safe for the people that are pursuing behind me."

THE SALES STRATEGY





6 The Sales Strategy
MOBILESPIKE
MobileSpike™ only needs to sell 9,000 units in the next 3 years to generate
over $28M in revenue.
That's less than 5% of the Market.

MobileSpike will sell 9,000 units (3-5% of the market) over the next 3 years, generating a revenue in excess of $28,000,000. **Our business model is designed to deliver a return to our investors by positioning our company to sell to a larger technology company.**

Our four-year market test assures of us of the need and validity of MobileSpike. We will capitalize on the safety benefits of MobileSpike, as well as the public best interest, to campaign for our product to replace current stopping technologies.

How? Here's our plan:

- Fulfill current waiting list (refer to infographic: 9 states)
- Respond to current inquiries (refer to infographic: 12 states)

- Direct mailings to decision makers
- Spotlight product on law enforcement websites, trade shows, live demonstrations, etc.
- Word-of-mouth among police officers and officer endorsement (this is how all interest has been generated to-date)

Current Opportunities

PoliceOne.com
We have had a relationship with PoliceOne.com for more than a year. With over 100,000 new, focused hits per year on their site, they are the internet leader in new gear, gadgets, and training for law enforcement. MobileSpike and the MobileSpike video will be featured on their Pursuit Management page, a page that receives over 10,000 hits per month. We currently receive new inquiries about product availability every single week.

BluTube
Our video was featured on BluTube, the law enforcement equivalent to YouTube. MobileSpike has been the most-watched video of all time on this channel.

In-Person Demonstrations
We have yet to demonstrate to a group of law enforcement officers who does NOT want our product. To-date, we have done no marketing, no advertising, and no trade show demonstrations. All interest has been generated by word-of-mouth, and our list of those waiting for products spans precincts in 9 different states.

Our reorder percentage is 90%. (The 10% who did not reorder were smaller precincts that had already outfitted their entire fleet.)


PROTECT & SERVE
POLICE
101
INVESTIGATOR RICK ELDRIDGE, SANFORD FL POLICE DEPT.
"Another stolen vehicle recovered, two under arrest.
The vehicle was disabled by Mobilespike."

THE RETURN


7
The Return
MOBILESPIKE
We're seeking acquisition
within 3 years by a larger technology company.
Investment bottom line:
Our 4-year field study proves our concept viable
Our current percentage of reorders is 90%
We have more than 50% profit margins on the product
Product is assembled in the USA
We only need $1.8M to fund the entire operation
Only 9,000 sold units are required for $28M in revenues
Only 3% — 5% market penetration is required
Our plan is to sell the company and pay ROI to investors

Your ROI Timeline
A forecast of 9,000 unit sales over 3 years is conservative, and will produce a revenue of $28,000,000. (Our competitors have sold over 250,000 units.)

We are seeking acquisition within three years by a larger technology company. **Your profits are delivered once this buyout happens.** Based on our research and the counsel of experienced strategists, we believe that a better than average return on investment is achievable.

Product Profitability

Systems retail in quantities of less than 10 for $2,999 and greater than 10 for $2,499. Projected Cost of Goods is $1,200 per unit, providing for a profit margin greater than 50%.

MobileSpike is seeking $1,800,000 to fund the entirety of its activities in keeping with its business, financial, and operational plan.

Stock Matrix

We will sell 3,600,000 shares of Common Stock to fund our activities. We are flexible and will entertain other financing options that we see as beneficial.

PRODUCT FULFILLMENT

MobileSpike will contract with specific, identified manufacturers and industry experts to procure the various pieces required for a completed MobileSpike system. Once components and systems have been built, they will be shipped to an identified U.S. assembly company where the entire systems are packaged and quality checked. These completed, quality-checked systems will be shipped to MobileSpike Technology for fulfillment.

All product will be assembled in the U.S.

All product fulfillment will be shipped from Longview, Washington.



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---

Important Disclosure: FlashFunders.com is operated by FlashFunders, Inc. Certain securities related activities are conducted through FlashFunders Securities, LLC, a registered broker-dealer, member FINRA/SIPC, and a wholly-owned subsidiary of FlashFunders, Inc. By viewing and using FlashFunders, you agree to be bound by our Terms of Use and Privacy Policy. Only investors that are verified as accredited investors pursuant to the U.S. securities laws may invest on FlashFunders. FlashFunders does not make investment recommendations. No communication, through this website or otherwise, should be construed as a recommendation for any securities offering on or off our platform. Company listings on FlashFunders are only suitable for accredited investors who are familiar with and willing to accept the high risk associated with startup investments. Securities sold through FlashFunders are not publicly traded and are not liquid investments. Companies seeking investments on FlashFunders tend to be in very early stages of development with little or no operating history. Investors must be able to afford to hold their investment for an indefinite period of time, as well as the ability to lose their entire investment. Securities offered on the FlashFunders website are offered directly by the issuers, and those issuers are solely responsible for the contents of any offering materials made available to prospective investors on the FlashFunders website. FlashFunders does not endorse any of the offering materials posted by issuers on the FlashFunders website, and prospective investors must conduct their own due diligence before making a decision to invest in any securities offered on the FlashFunders website.





MobileSpike

MobileSpike allows law enforcement officers to stop pursuits from the safety of their vehicle.

Amount Raised ?

$0

Days Left ?   67   Investors   0



🌐 www.mobilespike.com



PITCH   **TEAM**   DOCUMENTS   QUESTIONS   FUNDRAI

THE FOUNDING TEAM



Michael Moormeier
CEO

A long-time problem solver, Michael was inspired to invent a safer solution for police pursuits after watching a Discovery Channel program on current police chase technology. He knew there had to be a safer solution for stopping pursuits that was cost effective for precincts but still profitable for the builder. Michael knew he had a revolutionary product when a police chief friend heard about it and immediately...

Expand Bio ❯



Gabe Terreson
COO

A magician when it comes to numbers, Gabe is able to take just about anything and tweak things until it's profitable. He also has the rare talent of being able to break complex things down into simple and easily-understood terms. While Michael handles MobileSpike's big-picture, Gabe manages the details, making sure things stay running smoothly and efficiently at every turn. His penchant for clear communication...

Expand Bio ❯



Larry Fortman

Investment Strategist

A serial entrepreneur, Larry has been buying and selling companies for more than 40 years. His experience has taught him how to talk to startups, what the problems tend to be, and what to expect when it comes to growth and profitability. He's selective about who he works withand doesn't ask how many he can help; instead, he asks how many he can win with. When he discovered MobileSpike, he found a company that has...

Expand Bio ❯



Raymond Moss

VP, Director of Law Enforcement Training

A former marine and a 25-year veteran of the Washington State Patrol, Raymond knows what officers go through on a daily basis. He worked the Governors Mansion security, dignitary security, and served as a motorcycle training officer. Bad guys need to be stopped quickly and safely — there's really no job that's more important than that. His leadership on the MobileSpike team has ensured that the product is...

Expand Bio ❯



Todd O'Halloran

Director of Research & Development

Todd brings 36 years of product research and development to the MobileSpike team. His aptitude for innovative thinking ranges from marine propulsion systems and auxiliary hydraulic systems, to anti-theft equipment and procurement of material certification by the FAA. A fast mind and a faster problem solver, Todd's penchant for stopping bad guys has been a constant theme



throughout his colored career. Todd has been...

Expand Bio ❯

INVESTORS & ADVISORS

FLASHFUNDERS

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Important Disclosure: FlashFunders.com is operated by FlashFunders, Inc. Certain securities related activities are conduct through FlashFunders Securities, LLC, a registered broker-dealer, member FINRA/SIPC, and a wholly-owned subsidiary of FlashFunders, Inc. By viewing and using FlashFunders, you agree to be bound by our Terms of Use and Privacy Policy. Only investors that are verified as accredited investors pursuant to the U.S. securities laws may invest on FlashFunders. FlashFunders does not make investment recommendations. No communication, through this website or otherwise, should be construed as a recommendation for any securities offering on or off our platform. Company listings on FlashFunders are only suitable for accredited investors who are familiar with and willing to accept the high risk associated with startup investments. Securities sold through FlashFunders are not publicly traded and are not liquid investments. Companies seeking investments on FlashFunders tend to be in very early stages of development with little or no operating history. Investors must be able to afford to hold their investment for an indefinite period of time, as well as the ability to lose their entire investment. Securities offered on the FlashFunders website are offered directly by the issuers, and those issuers are solely responsible for the contents of any offering materials made available to prospective investors on the FlashFunders website. FlashFunders does not endorse any of the offering materials posted by issuers on the FlashFunders website, and prospective investors must conduct their own due diligence before making a decision to invest in any securities offered on the FlashFunders website.







MobileSpike

MobileSpike allows law enforcement officers to stop pursuits
from the safety of their vehicle.

Amount Raised ?

$0

Days Left ?   67   Investors   0



🌐 www.mobilespike.com



COMMONLY ASKED QUESTIONS

Is MobileSpike hard to use? Is it hard to learn how to use?

Not at all! MobileSpike is both very simple to use and to learn how to use. Our network of former and current law enforcement officers helped us develop MobileSpike so operation would parallel existing police techniques. When writing the procedure to use MobileSpike, we drew from the precision immobilization technique, or PIT maneuver, which all police officers learn during pursuit training.

It seems like the officer has to get too close to the suspect's car, which could put the officer at risk. How does MobileSpike protect against this?

Not only is the officer protected by his fortified police vehicle, but MobileSpike deploys in a suspect's blindspot, so he or she often doesn't realize MobileSpike was activated until their tire is flat. We've also done very thorough testing in all manners of conditions, even completing a four-year field test, and officers who've tested and used MobileSpike agree the product is safer and more effective than using handheld spike strips.

Won't popping the tire cause the vehicle to careen uncontrollably? How does the spike mechanism work?

The "spike" is actually a hollow quill, so when the tire is punctured, the quill remains pierced through the rubber, allowing the air to slowly leak out. This gives the officer the ability to control and manage the pursuit until the suspect



is forced to pull over.

How durable is the unit? How often does MobileSpike need to be replaced?

After a four-year field test, the MobileSpike continued to operate correctly with ongoing use. The only piece that would need regular replacement is the spike strip arm itself after a successful deployment, and the piece currently retails at $100.

In which terrains and conditions does MobileSpike work?

The MobileSpike has been tested all over the U.S. in all different conditions and terrain, from the swamps of Florida to the desert areas in the Southwest, from Alaskan tundra to slick, rainy streets. MobileSpike operates well in all environments at speeds of 15-120+ miles per hour.

Why aren't these already on police vehicles, especially if you already have a lot of interest?

Although we consistently receive inquiries about MobileSpike, our missing puzzle piece is cash to fund the first major round of manufacturing. Police agencies are not able to allocate their budget to pre-ordering units, so we haven't been able to raise the capital.

What's so dangerous about stop sticks now?

Police departments across the county agree current spike strip technology leaves too much room for risk and liability. Manually deployed spike strips put officers in the path of a scared, speeding suspect, and high-speed pursuits often run right through the middle of towns and neighborhoods, presenting risk for people who accidentally get in the way. Nearly half of the fatalities



from pursuits were innocent bystanders. The risk of life, injury and damage is so high, many precincts have enacted a no-pursuit policy to protect civilians and their officers.

Is the technology patented?

Yes! It's double-patented! Both the entire MobileSpike system and our proprietary spike strip mechanism are patent-protected.

How will these funds be used?

We plan to use the $1.8 million raised during this crowdfunding round to manufacture MobileSpikes and fund operations, assembly, fulfillment, and training.

What makes your team unique?

Each member of our leadership has qualifications that lends unique experience to the team. Michael Moormeier and Todd O'Halloran invented the first MobileSpike prototype, and Todd continues to work on research and development to improve each model. Michael leads the team, fundraises, and works with police agencies around the country. Raymond Moss worked for the Washington State Patrol for 25 years, much of that time as a police driving trainer. Having been involved in many high-speed pursuits himself, Ray brings real world wisdom and practicality to ensure MobileSpike integrates well with police equipment. Gabe Terreson and Larry Fortman are both talented businessmen and serial entrepreneurs. Their expertise ensures our investors get the best return on their dollar and positions the company for a profitable sale and exit strategy. To learn more about each incredible team member, read their bios here.

Why crowdfund?



We've come along at an exciting time in the U.S. business market when non-accredited investors - regular folks like us - can purchase equity in a company through a platform like FlashFunders. We believe the MobileSpike is going to change the game in policing. Lives will be saved, property damage and litigation can be avoided, and police officers will have another tool to be able to successfully keep our communities safe. With equity crowdfunding, we can give police officers, their families, and their friends a chance to directly contribute to keeping officers safe.

Will it be available for retail sale?

No. The MobileSpike is only available to police or government agencies.

What are the profit margins?

We have more than 50% profit margins on each unit.

What is the exit strategy?

We plan on selling the business to a large technology company when our profitability is at the correct stage, which we forecast being year three or four.

What are plans for manufacturing and assembly?

All manufacturing is outsourced to industry professionals. Assembled MobileSpike systems are shipped to our fulfillment center in Longview, WA, and shipped to police departments from there. Outsourcing manufacturing allows MobileSpike Tech to focus on its core competencies and allows for mitigation of a degree of risk.





Investors │ Raise Capital │ Browse Startups │ FAQ │ Blog │ About │ Careers │ Press │ Contact │ Terms of Use │ Privacy Policy

Important Disclosure: FlashFunders.com is operated by FlashFunders, Inc. Certain securities related activities are conducted through FlashFunders Securities, LLC, a registered broker-dealer, member FINRA/SIPC, and a wholly-owned subsidiary of FlashFunders, Inc. By viewing and using FlashFunders, you agree to be bound by our Terms of Use and Privacy Policy. Only investors that are verified as accredited investors pursuant to the U.S. securities laws may invest on FlashFunders. FlashFunders does not make investment recommendations. No communication, through this website or otherwise, should be construed as a recommendation for any securities offering on or off our platform. Company listings on FlashFunders are only suitable for accredited investors who are familiar with and willing to accept the high risk associated with startup investments. Securities sold through FlashFunders are not publicly traded and are not liquid investments. Companies seeking investments on FlashFunders tend to be in very early stages of development with little or no operating history. Investors must be able to afford to hold their investment for an indefinite period of time, as well as the ability to lose their entire investment. Securities offered on the FlashFunders website are offered directly by the issuers, and those issuers are solely responsible for the contents of any offering materials made available to prospective investors on the FlashFunders website. FlashFunders does not endorse any of the offering materials posted by issuers on the FlashFunders website, and prospective investors must conduct their own due diligence before making a decision to invest in any securities offered on the FlashFunders website.







MobileSpike

MobileSpike allows law enforcement officers to stop pursuits from the safety of their vehicle.

Amount Raised ?

$0

Days Left ?   65   Investors   0



 www.mobilespike.com

  PITCH   TEAM   **DOCUMENTS**   QUESTIONS   FUNDRAISING

MobileSpike - Reg. CF: Disclosure Questionnaire	View
MobileSpike - Financial Statement Review Report	View
MobileSpike - Business Plan	View

FLASHFUND INVESTMENT DOCUMENTS [?]

Term Sheet - Flash CF Preferred	View
Flash CF Preferred Stock Investor Acknowledgement	View
Flash CF Preferred Stock Subscription Agreement	View
Investors' Rights Agreement - Flash CF Preferred	View

FLASHSEED DOCUMENTS ($20K AND OVER) [?]



 

PITCH   TEAM   **DOCUMENTS**   QUESTIONS   FUNDRAISING

FlashSeed Preferred Stock Investor Acknowledgement	View
FlashSeed Preferred Stock Subscription Agreement	View
Investors' Rights Agreement - FlashSeed Preferred	View
Amended and Restated Charter	View

FLASHFUNDERS

Investors | Raise Capital | Browse Startups | FAQ | Blog | About | Careers | Press | Contact | Terms of Use | Privacy Policy

Important Disclosure: FlashFunders.com is operated by FlashFunders, Inc. Certain securities related activities are conducted through FlashFunders Securities, LLC, a registered broker-dealer, member FINRA/SIPC, and a wholly-owned subsidiary of FlashFunders, Inc. By viewing and using FlashFunders, you agree to be bound by our Terms of Use and Privacy Policy. Only investors that are verified as accredited investors pursuant to the U.S. securities laws may invest on FlashFunders. FlashFunders does not make investment recommendations. No communication, through this website or otherwise, should be construed recommendation for any securities offering on or off our platform. Company listings on FlashFunders are only suitable for accredited investors who are familiar with and willing to accept the high risk associated with startup investments. Securities sold

  **PITCH**   **TEAM**   **DOCUMENTS**   **QUESTIONS**   **FUNDRAISING**

FlashFunders website are offered directly by the issuers, and those issuers are solely responsible for the contents of any offering materials made available to prospective investors on the FlashFunders website. FlashFunders does not endorse any of the offering materials posted by issuers on the FlashFunders website, and prospective investors must conduct their own due diligence before making a decision to invest in any securities offered on the FlashFunders website.







MobileSpike

MobileSpike allows law enforcement officers to stop pursuits
from the safety of their vehicle.

Amount Raised ?

$0

Days Left ?   65   Investors   0



🌐 www.mobilespike.com

PITCH   TEAM   DOCUMENTS   QUESTIONS   FUNDRAI

FUNDRAISING DETAILS

Flash CF Offering Summary

Amount Raised	Investors
$0.00	0

Security Type	Shares Offered
Flash CF Preferred	2,000,000

Offering Min ?	Offering Max ?
$50,000	$1,000,000

FlashSeed Preferred Offering Summary

Amount Raised	Investors
$0.00	0

Security Type	Shares Offered
FlashSeed Preferred	1,600,000

Offering Min ?	Offering Max ?
N/A	$800,000

Additional Details

Pre-Money Valuation

$4,353,333

Max Equity Offered   **?**

29.25%

Price Per Share

$0.50

Option Pool   **?**

N/A



Investors │ Raise Capital │ Browse Startups │ FAQ │ Blog │ About │ Careers │ Press │ Contact │ Terms of Use │ Privacy Policy

Important Disclosure: FlashFunders.com is operated by FlashFunders, Inc. Certain securities related activities are conducted through FlashFunders Securities, LLC, a registered broker-dealer, member FINRA/SIPC, and a wholly-owned subsidiary of FlashFunders, Inc. By viewing and using FlashFunders, you agree to be bound by our Terms of Use and Privacy Policy. Only investors that are verified as accredited investors pursuant to the U.S. securities laws may invest on FlashFunders. FlashFunders does not make investment recommendations. No communication, through this website or otherwise, should be construed as a recommendation for any securities offering on or off our platform. Company listings on FlashFunders are only suitable for accredited investors who are familiar with and willing to accept the high risk associated with startup investments. Securities sold through FlashFunders are not publicly traded and are not liquid investments. Companies seeking investments on FlashFunders tend to be in very early stages of development with little or no operating history. Investors must be able to afford to hold their investment for an indefinite period of time, as well as the ability to lose their entire investment. Securities offered on the FlashFunders website are offered directly by the issuers, and those issuers are solely responsible for the contents of any offering materials made available to prospective investors on the FlashFunders website. FlashFunders does not endorse any of the offering materials posted by issuers on the FlashFunders website, and prospective investors must conduct their own due diligence before making a decision to invest in any securities offered on the FlashFunders website.





MobileSpike

MobileSpike allows law enforcement officers to stop pursuits from the safety of their vehicle.

Amount Raised **?**

$0

Days Left **?**   67   Investors   0



🌐 www.mobilespike.com



PITCH   TEAM   DOCUMENTS   QUESTIONS   FUNDRAI

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Investors | Raise Capital | Browse Startups | FAQ | Blog | About | Careers | Press | Contact | Terms of Use | Privacy Policy

Important Disclosure: FlashFunders.com is operated by FlashFunders, Inc. Certain securities related activities are conducted through FlashFunders Securities, LLC, a registered broker-dealer, member FINRA/SIPC, and a wholly-owned subsidiary of FlashFunders, Inc. By viewing and using FlashFunders, you agree to be bound by our Terms of Use and Privacy Policy. Only investors that are verified as accredited investors pursuant to the U.S. securities laws may invest on FlashFunders. FlashFunders does not make investment recommendations. No communication, through this website or otherwise, should be construed as a recommendation for any securities offering on or off our platform. Company listings on FlashFunders are only suitable for accredited investors who are familiar with and willing to accept the high risk associated with startup investments. Securities sold through FlashFunders are not publicly traded and are not liquid investments. Companies seeking investments on FlashFunders tend to be in very early stages of development with little or no operating history. Investors must be able to afford to hold their investment for an indefinite period of time, as well as the ability to lose their entire investment. Securities offered on the FlashFunders website are offered directly by the issuers, and those issuers are solely responsible for the contents of any offering materials made available to prospective investors on the FlashFunders website. FlashFunders does not endorse any of the offering materials posted by issuers on the FlashFunders website, and prospective investors must conduct their own due diligence before making a decision to invest in any securities offered on the FlashFunders website.

